

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2020

Bharat B. Masrani
Group President and Chief Executive Officer
The Toronto-Dominion Bank
TD Bank Tower
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2, Canada

      Re: The Toronto-Dominion Bank
          Registration Statement on Form F-3
          Filed June 8, 2020
          File No. 333-239012

Dear Mr. Masrani:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Gessert at 202-551-2326 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance